Exhibit 1

ELBIT SYSTEMS LTD. ANNOUNCES
MIDROOG LTD. REAFFIRMING RATING "Aa1"
(LOCAL SCALE), WITH STABLE OUTLOOK, FOR ELBIT SYSTEMS’ SERIES "A" NOTES

Haifa, Israel, October 29, 2014 – Elbit Systems Ltd. (NASDAQ and TASE: ELST) (the "Company" or "Elbit Systems") announced today that Midroog Ltd., an Israeli rating agency ("Midroog"),  reaffirmed Midroog's  "Aa1" rating (on a local scale), with a  stable outlook, of the Series "A" Notes issued by the Company in 2010 and in 2012.

Midroog's official report in Hebrew will be submitted by the Company to the Israel Securities Authority and the TASE. An unofficial English translation of Midroog's report will be submitted by the Company on Form 6-K to the U.S. Securities and Exchange Commission.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any Series "A" Notes.

Joseph Gaspar, Elbit Systems Executive Vice President and Chief Financial Officer, noted that the high rating awarded to Elbit Systems’ Company’s Notes attests to the Company’s long-term business stability and financial strength.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, signal intelligence ("SIGINT") systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.

For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd. , its logo, brand, product, service, and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service, and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service, or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation, or sponsorship of that product, service, or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel, or otherwise any license or right under any patent, copyright, trademark, or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.